UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
SIERRA ONCOLOGY, INC.
 (Name of Issuer)
Common Stock, par value $0.001 per share
 (Title of Class of Securities)
82640U107
 (CUSIP Number)
November 13, 2019
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 82640U107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
THE MANGROVE PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,894,526 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,894,526 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,894,526 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This total consists of (i) 3,558,523 Shares and (ii) 4,336,003 Shares obtainable upon conversion of Preferred Stock (defined herein). This total excludes shares of Preferred Stock, Series A Warrants and Series B Warrants which the Reporting Person does not currently have the right to convert into Shares, as described further in Item 4.

(2)
This percentage is calculated based on the sum of (i) 74,688,283 Shares outstanding as of October 31, 2019, according to the Issuer’s Form 8-K, filed on November 04, 2019 and (ii) 4,336,003 Shares issuable upon conversion of the Preferred Stock, which is the maximum number of Shares currently issuable upon the voluntary conversion of Preferred Stock by the Reporting Person under the 9.99% blocker, and which Shares are added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 82640U107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
MANGROVE PARTNERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,894,526 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,894,526 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,894,526 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This total consists of (i) 3,558,523 Shares and (ii) 4,336,003 Shares obtainable upon conversion of Preferred Stock (defined herein). This total excludes shares of Preferred Stock, Series A Warrants and Series B Warrants which the Reporting Person does not currently have the right to convert into Shares, as described further in Item 4.

(2)
This percentage is calculated based on the sum of (i) 74,688,283 Shares outstanding as of October 31, 2019, according to the Issuer’s Form 8-K, filed on November 04, 2019 and (ii) 4,336,003 Shares issuable upon conversion of the Preferred Stock, which is the maximum number of Shares currently issuable upon the voluntary conversion of Preferred Stock by the Reporting Person under the 9.99% blocker, and which Shares are added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 82640U107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
NATHANIEL AUGUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,894,526 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,894,526 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,894,526 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This total consists of (i) 3,558,523 Shares and (ii) 4,336,003 Shares obtainable upon conversion of Preferred Stock (defined herein). This total excludes shares of Preferred Stock, Series A Warrants and Series B Warrants which the Reporting Person does not currently have the right to convert into Shares, as described further in Item 4.

(2)
This percentage is calculated based on the sum of (i) 74,688,283 Shares outstanding as of October 31, 2019, according to the Issuer’s Form 8-K, filed on November 04, 2019 and (ii) 4,336,003 Shares issuable upon conversion of the Preferred Stock, which is the maximum number of Shares currently issuable upon the voluntary conversion of Preferred Stock by the Reporting Person under the 9.99% blocker, and which Shares are added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 82640U107	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Sierra Oncology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	The Mangrove Partners Master Fund, Ltd. (the “Master Fund”);
ii)	Mangrove Partners; and
iii)	Nathaniel August (“Mr. August”)

This Statement relates to Shares (as defined herein) held by the Master Fund, as well as Shares that the Master Fund has the right to acquire within 60 days upon conversion of shares of Series A preferred stock (“Preferred Stock”) held by the Master Fund. Beneficial ownership of the Shares is also claimed by (i) Mangrove Partners which serves as the investment manager of the Master Fund, and (ii) Nathaniel August who is the principal of Mangrove Partners.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Nathaniel August is 645 Madison Avenue, 14th Floor, New York, New York 10022.

The principal business address of the Master Fund and Mangrove Partners is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).	Citizenship:

Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

82640U107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 82640U107	Page 6 of 10 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 13, 2019 and the date hereof, each of the Master Fund, Mangrove Partners, and Mr. August may be deemed the beneficial owner of 7,894,526 Shares. This amount includes: (i) 3,558,523 Shares held by the Master Fund; and (ii) 4,336,003 Shares obtainable upon conversion of Preferred Stock held by the Master Fund.  As the investment manager of the Master Fund, Mangrove Partners may be deemed the beneficial owner of the Shares owned by the Master Fund. Mr. August, as the principal of Mangrove Partners, may be deemed the beneficial owner of the Shares owned by the Master Fund.

The amount of Shares reported as beneficially owned by the Reporting Persons excludes shares of Preferred Stock held by the Master Fund which the Reporting Persons do not currently have the right to convert into Shares, due to a 9.99% blocker on the conversion rights of each of the Preferred Stock. Specifically, the Certificate of Designation for the Preferred Stock provides that the holder of Preferred Stock will not have the right to convert, subject to certain exceptions, the Preferred Stock for Shares if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of Shares then issued and outstanding.  Without giving effect to the 9.99% blocker provision, the Preferred Stock held by the Master Fund would be convertible into an aggregate of 14,393,651 Shares.

The amount of Shares reported as beneficially owned by the Reporting Persons also excludes an aggregate of 19,142,025 Shares underlying Series A Warrants and Series B Warrants held by the Master Fund that the Reporting Persons do not currently have the right to exercise, due to conditions outside of their control.  As such, the Reporting Persons are not deemed to beneficially own such Shares.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 4(b)	Percent of Class:

Each of the Master Fund, Mangrove Partners, and Mr. August may be deemed the beneficial owner of approximately 9.99% of Shares outstanding.

The beneficial ownership percentages reported in this Statement are based on the sum of (i) 74,688,283 Shares outstanding as of October 31, 2019, according to the Issuer’s Form 8-K, filed on November 04, 2019 and (ii) 4,336,003 Shares issuable upon conversion of the Preferred Stock held by the Master Fund, which is the maximum number of Shares currently issuable upon the voluntary conversion of Preferred Stock by the Reporting Person under the 9.99% blocker, and which Shares are added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 82640U107	Page 7 of 10 Pages
Item 4(c)	Number of Shares as to which such person has:
The Master Fund, Mangrove Partners and Mr. August:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	7,894,526
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	7,894,526
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
See disclosures in Item 2 and Exhibit A.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	Mangrove Partners Investment Manager

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

NATHANIEL H. AUGUST

/s/ Nathaniel H. August

January 13, 2020

Page 9 of 10 Pages
EXHIBIT INDEX
Ex.		Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Sierra Oncology, Inc. dated as of January 13, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	Mangrove Partners Investment Manager

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

NATHANIEL H. AUGUST

/s/ Nathaniel H. August

January 13, 2020